Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of deferred financing costs and an interest factor attributable to operating leases.

	11 Months Ended	Fiscal Year Ended May 31,
(in millions, except ratios)	April 30, 2015	2014	2013	2012	2011
Fixed charges:
Interest expense on indebtedness	$320.5	$378.3	$418.3	$468.4	$313.9
Rent interest factor (1)	16.9	17.6	18.7	21.0	14.5

Total fixed charges	$337.4	$395.9	$437.0	$489.4	$328.4

Earnings:
Income (loss) before income tax	$(32.5)	$134.3	$(53.6)	$(326.3)	$(191.2)
Fixed charges	337.4	395.9	437.0	489.4	328.4

Total earnings	$304.9	$530.2	$383.4	$163.1	$137.2

Ratio of earnings to fixed charges (2)	—	1.3	—	—	—

Dollar amount of one-to-one coverage deficiency	$32.5	$—	$53.6	$326.3	$191.2

(1)	Approximately 1/3 of our rent expense relating to operating leases is deemed to be representative of the applicable interest factor.
(2)	Our ratio of earnings to fixed charges was below a one-to-one coverage for each of the fiscal years 2011 through 2013 as our earnings were not adequate to cover our fixed charges. The dollar amount of the applicable coverage deficiency is presented above.